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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                         Iatros Health Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  450729108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Scott D. Chenevert, Esq.                    1301 K Street, NW, Suite 1100 East
Reed Smith Shaw & McClay LLP                Washington, DC 20005 (202)414-9489
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 17, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A NOT CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

CUSIP NO. 450729108
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      Ronald E. Lusk
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a)


    (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)  PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER        2,015,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER            0
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING     9   SOLE DISPOSITIVE POWER   2,015,000
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,015,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             8.98%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN

CUSIP NO. 450729108
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      Match, Inc.                IRS Identification No. - pending
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a)


    (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)  WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION   Texas
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER        1,700,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER            0
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING     9   SOLE DISPOSITIVE POWER   1,700,000
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,700,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             7.53%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   CO

         This Schedule 13D is being filed jointly by Ronald E. Lusk and Match, Inc. ("Match") (together, the "Reporting Persons") respecting the Common Stock, $.001 par value ("Common Stock") of Iatros Health Network, Inc. (the "Issuer").


ITEM 1.  SECURITY AND ISSUER.

         The class of equity security is the Common Stock. The Issuer is Iatros Health Network, Inc., a Delaware corporation. The address of the Issuer's principal executive offices as of the date of the event requiring the filing of this statement was:

         11 Piedmont Center, Suite 403
         Atlanta, Georgia  30305

As of November 24, 1998, the principal executive offices were moved to:

         11910 Greenville Avenue, Suite 300
         Dallas, Texas  75243


ITEM 2.  IDENTITY AND BACKGROUND.

         The identity, business or residence address, and occupation (as applicable) of the Reporting Persons is as follows:

         Ronald E. Lusk is an individual whose business address is: Hospital Staffing Services Inc., 6245 N. Federal Highway, Suite 500, Ft. Lauderdale, Florida 33308. His present principal occupation and employment is as President, Chief Executive Officer and Chairman of Hospital Staffing Services Inc., a business that owns and operates home health care agencies. Mr. Lusk is a U.S. citizen.

         Match is a Texas corporation that is wholly owned by Mr. Lusk, the principal business of which is to operate as a holding company for Mr. Lusk's investment in the Series A preferred stock of the Issuer. The address of its principal office is: 6245 N. Federal Highway, Suite 500, Ft. Lauderdale, Florida 33308.

         During the last five years, the Reporting Persons have not been either
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described more fully in Item 5, on November 17, 1998, Match, a corporation wholly owned by Mr. Lusk, purchased 100% of the issued and outstanding Series A Senior Convertible Preferred Stock, par value $.001 ("Preferred Stock"), of the Issuer, which is convertible into Common Stock, for $1 million. This purchase effectively gave the Reporting Persons control over the Issuer through the ability of the holder of the Preferred Stock to elect up to seven members of the Issuer's Board of Directors. The $1 million purchase price was paid partly in cash ($200,000) and partly in the form of a non-recourse, non-interest bearing promissory note from Match to the seller (for $800,000, payable in semi-annual installments over two years and secured by a pledge of the purchased Preferred Stock). (The Stock Purchase Agreement and Stock Pledge Agreement between Match and the seller respecting the purchase by Match of the Preferred Stock are filed as Exhibits 3 and 4, respectively, to this statement, and are incorporated herein by reference.)

         In addition, during the week preceding the acquisition of the Preferred Stock, Mr. Lusk and Barrier Corporation ("Barrier"), a Delaware corporation wholly owned by Mr. Lusk, acquired Common Stock of the Issuer for cash in the amount of $58,087.50. These purchases are described in Item 5 below.

         The source of the cash funds used for these acquisitions was Mr. Lusk's personal funds (which, in the case of the purchase by Match, were invested in Match and used by Match as working capital).


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired securities of the Issuer in order to acquire control of the Issuer and make changes to the current management and policies of the Issuer.

         On November 4, 1998, NewCare Health Corporation, an existing shareholder of the Issuer, had assigned to Match its right to appoint the Chairman of the Board of Directors of the Issuer and one additional Board member. On November 17, 1998, Mr. Lusk, through Match, acquired control of the Issuer and caused himself and three other individuals -- Robert Lee Woodson, III, Albert Sousa and Joe C. Williams, Jr. -- to be elected to the Board, with Mr. Lusk appointed as Chairman. Several members of senior management were then terminated. On November 23, 1998, Mr. Woodson was appointed by the Board to be President and Chief Executive Officer of the Issuer.

         It is anticipated that the new management of the Issuer will develop a business plan that may include an evaluation of a sale or transfer of a material amount of assets, an acquisition of a material amount of assets, and/or a material change in the present capitalization of the Issuer, which could involve changes to the Article of Incorporation and Bylaws of the Issuer.

         The Common Stock was delisted from NASDAQ as of the close of business on September 25, 1998 by reason of not meeting a $1.00 minimum bid price requirement and a net tangible assets/market capitalization requirement. The new management is expected to consider alternatives that may result in meeting these requirements, thereby permitting relisting on NASDAQ.

         The Reporting Persons have no current plans regarding the acquisition or disposition of securities of the Issuer, but may acquire or sell additional shares depending on market prices and other factors.

         Except as set forth in the preceding paragraphs, the Reporting Persons have no current plans or proposals that relate to or would result in the acquisition or disposition of securities of the Issuer; any extraordinary corporate transaction involving the Issuer or a subsidiary; a sale or transfer of a material amount of assets of the Issuer or any subsidiary; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or similar instruments that may impede the acquisition of control of the Issuer by any other person; causing a class of securities of the Issuer to be delisted from a national securities exchange; a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar action.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On November 17, 1998, Match acquired 533,333 shares of the Preferred Stock of the Issuer, representing 100% of the issued and outstanding shares of that class of stock, for a purchase price of $1 million. The shares were acquired in a private transaction from The Presbyterian Foundation for Philadelphia, Inc. at a price per share of $1.875, under the terms described in
Item 3 above. This series of preferred stock, while not publicly traded, is currently convertible into approximately 1.7 million shares of Common Stock, and presently the holder(s) of such series have the right to elect, as a class, up to seven members of the Issuer's Board of Directors. (The conversion ratio of this class is determined by a formula described in the Articles of Incorporation of the Issuer, but the exact conversion ratio cannot presently be determined because the information needed to apply that formula is not readily available from the corporate records.)

         Prior to this acquisition, Mr. Lusk had acquired, through open market transactions on the OTC Bulletin Board, 120,000 shares of Common Stock for his personal account, and 195,000 shares of Common Stock through Barrier. These transactions, which occurred during the past 60 days, were as follows:

         Purchase                 Number of                 Purchase Price
           date                      shares                    per share
         ------                    --------                  -----------
BARRIER CORPORATION:

         11/10/98                   10,000                  0.13
         11/10/98                   50,000                  0.15
         11/10/98                   40,000                  0.14
         11/11/98                   10,000                  0.12
         11/11/98                   10,000                  0.12
         11/13/98                   50,000                  0.1535
         11/17/98                   25,000                  0.2255
         ------------------------------------------------------------------
         TOTAL                     195,000

RONALD E. LUSK:

         11/11/98                    5,000                  0.125
         11/11/98                   15,000                  0.13
         11/17/98                   20,000                  0.18
         11/17/98                   10,000                  0.22
         11/17/98                   10,000                  0.24
         11/17/98                   10,000                  0.26
         11/17/98                   10,000                  0.27
         11/17/98                   10,000                  0.29
         11/17/98                   30,000                  0.30
         -------------------------------------------------------------------
         TOTAL                     120,000

         Consequently, as of close of business on November 17, 1998, Mr. Lusk was the beneficial owner of approximately 2,015,000 of shares of Common Stock (including the shares owned by Match and Barrier), with the sole power to vote or direct the vote and to dispose or direct the disposition of such shares (including by reason of his position as an officer of Match and Barrier), repesenting 8.98% of Common Stock outstanding (based on the number of securities outstanding as contained in the Form 10-Q for the Issuer for the quarter ended September 30, 1998).

         As of close of business that same date, Match was the beneficial owner of approximately 1.7 million shares of Common Stock (through the convertibility of the Preferred Stock), with the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, repesenting 7.53% of Common Stock outstanding (based on the number of securities outstanding as contained in the Form 10-Q for the Issuer for the quarter ended September 30, 1998).

         Other than as described above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the sixty days preceding November 17, 1998. There are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As noted above in Item 3, Match acquired the Preferred Stock pursuant to a Stock Purchase Agreement that is filed as Exhibit 3 to this statement and is incorporated herein by reference. Under the Stock Pledge Agreement between Match and the seller of the Preferred Stock, which is filed as Exhibit 4 to this statement and incorporated herein by reference, the seller would reacquire all rights with respect to the shares of Preferred Stock owned by Match, including the rights to vote and dispose of the Preferred Stock, in the event that Match defaults on its obligations under its promissory note to the seller or the Stock Pledge Agreement.

         By reason of Mr. Lusk's control of Match and Barrier, including the power to vote and dispose of the securities of the Issuer owned by those corporations, it can be expected that the securities owned by Match and Barrier will be voted in a manner that is consistent with the manner in which Mr. Lusk votes those securities he owns directly.

         Other than as stated above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and other persons with respect to any securities of the Issuer.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following are filed as exhibits:

            Exhibit 1: Power of Attorney granting authorization for the undersigned to make filings for the Reporting Person and certain other persons with respect to the securities of the Issuer

            Exhibit 2:          Joint Filing Agreement Among the Reporting
                                Persons

            Exhibit 3: Stock Purchase Agreement dated as of November 17, 1998, between The Presbyterian Foundation for Philadelphia, Inc. and Match, Inc. (exhibits omitted)

            Exhibit 4: Stock Pledge Agreement dated as of November 17, 1998, between Match, Inc. and The Presbyterian Foundation for Philadelphia, Inc.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 25, 1998                               RONALD E. LUSK


                                                       By:    /s/ MICHAEL B. RICHMAN
                                                              --------------------------------
                                                              Michael B. Richman,
                                                              Authorized Representative of
                                                              Ronald E. Lusk


                                                      MATCH, INC.


                                                      By:   /s/ MICHAEL B. RICHMAN
                                                            ----------------------------------
                                                            Michael B. Richman,
                                                            Authorized Representative of
                                                            Ronald E. Lusk, President